PROSPECTUS SUPPLEMENT	EXHIBIT 1
(To Prospectus dated March 15, 2011)	REGISTRATION NO. 333-63924

300,000,000 Depositary Receipts
CP HOLDRSSM Deposit Facility

This prospectus supplement revises as specified the information contained in the prospectus dated March 15, 2011 relating to the sale of up to 300,000,000 depositary receipts by the CP HOLDRS Deposit Facility.  Investors should read the prospectus dated March 15, 2011 as revised by this prospectus supplement.  Except as specifically stated herein, the information in the prospectus dated March 15, 2011 is unchanged.

The following should be inserted as a new risk factor under “RISK FACTORS – General Risk Factors”:

•
Termination and Liquidation of the CP HOLDRS Deposit Facility.  In light of the recently announced definitive Asset Purchase Agreement entered into between Merrill Lynch & Co., Inc. and Van Eck Associates Corporation, the Initial Depositor intends to cause termination of the CP HOLDRS Deposit Facility on or about September 12, 2011.  Following termination, the underlying securities will be sold not less than two months after the termination date.  Notice of such termination will be given to the Depositary on or around August 12, 2011.  For additional information please see “RECENT DEVELOPMENTS” and “AMENDMENTS TO THE CP HOLDRS DEPOSIT AGREEMENT.”

The risk factor, “Delisting from the Toronto Stock Exchange and the New York Stock Exchange,” under “RISK FACTORS – General Risk Factors” shall be replaced with the following:

•
Delisting from the Toronto Stock Exchange and the New York Stock Exchange.  The Initial Depositor intends to cause termination of the CP HOLDRS Deposit Facility on or about September 12, 2011.  The Initial Depositor understands that if the CP HOLDRS Deposit Facility is terminated, the Toronto Stock Exchange and the New York Stock Exchange will immediately suspend the CP HOLDRS permanently from trading on the Toronto Stock Exchange and the New York Stock Exchange or any other national stock exchange in Canada or the United States.  Following a permanent suspension, the Toronto Stock Exchange and the New York Stock Exchange would take action to delist the HOLDRs.

Even if the CP HOLDRS Deposit Facility is not terminated as described above, if CP HOLDRS falls below any of the respective continued listing criteria, the Toronto Stock Exchange or the New York Stock Exchange may consider delisting CP HOLDRS. If CP HOLDRS are delisted by the Toronto Stock Exchange or the New York Stock Exchange, a termination event will result unless CP HOLDRS are listed for trading on another national securities exchange in Canada and a national securities exchange in the United States within five business days of their delisting.  Possible events that could lead to a delisting include:

•	inadequate number of publicly-held CP HOLDRS;

•	inadequate number of holders; and

•	inadequate market value of CP HOLDRS outstanding.

RECENT DEVELOPMENTS

On August 11, 2011, Merrill Lynch & Co., Inc. (“Merrill Lynch”) and Van Eck Associates Corporation (“Van Eck”) entered into a definitive Asset Purchase Agreement (the “Agreement”) whereby Van Eck will acquire Merrill Lynch’s right, title and interest to registered intellectual property, unregistered trade marks and copyrights, certain data, software and other materials as specified in the Agreement (the “Purchased Assets”) that relate to the rights of Merrill Lynch with respect to Holding Company Depositary Receipts (“HOLDRS”). Under the terms of the Agreement, Van Eck’s Market Vectors ETF Trust will, subject to regulatory compliance, offer investors in each of the Biotech HOLDRS Trust, Oil Service HOLDRS Trust, Pharmaceutical HOLDRS Trust, Regional Bank HOLDRS Trust, Retail HOLDRS Trust and Semiconductor HOLDRS Trust (collectively, the “Subject HOLDRS Trusts”, and the HOLDRS of these Subject HOLDRS Trusts, the “Subject HOLDRS”) the opportunity to exchange their Subject HOLDRS for shares of new Market Vectors exchange traded funds. These exchange offers will be made pursuant to registration statements to be filed with the Securities and Exchange Commission. The Trustee has advised us that it intends to waive its cancellation fee with respect to Subject HOLDRS that are tendered in the anticipated exchange offers and accepted for exchange, but not with respect to any other Subject HOLDRS or any non-Subject HOLDRS. The Trustee may charge a fee of up to $0.10 per HOLDR for surrender and cancellation of all HOLDRS to which the fee waiver does not apply.

AMENDMENTS TO CP HOLDRS DEPOSIT AGREEMENT

On August 11, 2011, Merrill Lynch Canada Inc. (“Merrill Canada”), in its capacity as Coordinator and Initial Depositor, and BNY Trust Company of Canada, in its capacity as Depositary (“Depositary”), amended (such amendment, the “Amendment”) the Deposit Agreement dated as of September 1, 2001 (the “Deposit Agreement”), for the CP HOLDRS Deposit Facility (the “Deposit Facility”). The Amendment, which was adopted pursuant to Section 13.1 of the Deposit Agreement, will become effective 30 days after notice is given by the Depositary to the persons in whose name the relevant depositary receipts are held (the “Owners”). CDS & Co., as the Owner of the receipts issued by the Deposit Facility, will be sent notice of the Amendment on August 12, 2011 and was sent notice of a decision by the Initial Depositor to terminate the Deposit Facility on or about November 12, 2011.

Early Termination

Section 13.3 of the Deposit Agreement has been amended to add a new early termination event. In the event that Merrill Canada gives notice to the Depositary of its decision to terminate the Deposit Facility, the Deposit Facility will be subject to early termination upon the Depositary mailing notice of such termination to the Owners of the receipts then outstanding at least 30 days prior to the termination date specified by Merrill Canada. CDS & Co. is the Owner of the receipts issued by the Deposit Facility.

Liquidation

Section 13.4.3 of the Deposit Agreement gives the Depositary the authority to sell the underlying securities that remain in the Deposit Facility at any time after the expiration of one year following the termination date of the Deposit Facility. The Amendment reduces the one-year period to two months following the termination date of the Deposit Facility.

The foregoing description of the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is attached as Annex A to this prospectus supplement.

The date of this prospectus supplement is August 12, 2011.

Annex A

CP HOLDRS DEPOSIT FACILITY
AMENDMENT NO. 1 TO THE DEPOSIT AGREEMENT

AMENDMENT NO. 1 TO THE DEPOSIT AGREEMENT (this “Amendment”), dated as of August 11, 2011, among Merrill Lynch Canada Inc., as coordinator and initial depositor (the “Initial Depositor”), BNY Trust Company of Canada, as depositary (the “Depositary”), and all depositors and all owners and beneficial owners from time to time of depositary trust receipts issued under the Deposit Agreement referred to below.

WITNESSETH:

WHEREAS, the Initial Depositor and the Depositary wish to amend the Deposit Agreement, dated as of September 4, 2001 (the “Deposit Agreement”), among the Initial Depositor, the Depositary and all depositors and all owners and beneficial owners from time to time of depositary receipts issued thereunder to provide for an additional early termination event under Article 13 of the Deposit Agreement and to modify the provision relating to liquidation of the Underlying Securities following termination.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Amendment, the parties hereby agree as follows:

ARTICLE I

AMENDMENT

Section 1.1  Section 13.3 is hereby amended to add a new subsection 13.3.4 as follows:

13.3.4 Merrill Lynch notifies the Depositary of its decision to terminate this Agreement.

Section 1.2  Section 13.4.3 is hereby amended solely to replace the reference to “expiration of one year following the date of termination” with “expiration of two months following the date of termination.”

ARTICLE II

MISCELLANEOUS

Section 2.1  Unless otherwise defined herein, all defined terms have the meanings ascribed thereto in the Deposit Agreement.

Section 2.2  This Amendment may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.  Copies of this Amendment and the Deposit Agreement shall be filed with the Depositary and shall be open to inspection by any Owner of a Receipt during business hours.

Section 2.3  This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

[Signature Page Follows]

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IN WITNESS WHEREOF, Merrill Lynch Canada Inc. and BNY Trust Company of Canada have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first set forth above.

MERRILL LYNCH CANADA INC.

By:	/s/ Mark Dickerson
Name:	Mark Dickerson
Title:	Corporate Secretary

BNY TRUST COMPANY OF CANADA,
as Depositary

By:	/s/ Marcia Redway
Name:	Marcia Redway
Title:	Vice President